Exhibit 12

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,
	2010	2009	2008
	(in millions)
Earnings
Income/(Loss) before income taxes	$3,054	$2,001	$(2,559)
Less: Equity in net income of affiliated companies	12	1	8
Fixed charges	4,233	5,174	7,648
Earnings before fixed charges	$7,275	$7,174	$5,081

Fixed charges (a)
Interest expense	$4,222	$5,162	$7,634
Rents	11	12	14
Total fixed charges	$4,233	$5,174	$7,648

Ratio of earnings to fixed charges	1.72	1.39	(b	)

(a)	Consists of interest on borrowed funds, amortization of debt discount, premium, and issuance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor).
(b)	Earnings inadequate to cover fixed charges by $2,567 million.

12-1